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                         February 7, 2022

       Megan Baldwin
       Managing Director and Chief Executive Officer
       Opthea Limited
       Level 4
       650 Chapel Street
       South Yarra, Victoria 3141
       Australia

                                                        Re: Opthea Limited
                                                            Registration
Statement on Form F-3
                                                            Filed February 1,
2022
                                                            File No. 333-262444

       Dear Ms. Baldwin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Milson Yu, Esq.